1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com	ATLANTA AUSTIN HOUSTON NEW YORK TALLAHASSEE WASHINGTON DC

JAMES M. CAIN
DIRECT LINE: 202.383.0180
E-mail: james.cain@sutherland.com

August 22, 2008

VIA EDGAR SUBMISSION

Karen Garnett
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Natural Gas Fund, LP Registration No. 333-152121

Dear Ms. Garnett:

On behalf of the United States Natural Gas Fund, LP  (the “Registrant”), set forth below is the Registrant’s response to your comment letter of August 6, 2008 to the registration statement.

General

1.
We note your response to comment 2 from our letter dated July 18, 2008. Because this is a transactional filing and not a periodic report, we continue to believe that you should provide an audited balance sheet for your General Partner. Please amend your filing to include an audited balance sheet as of the end of the most recent fiscal year for United States Commodity Funds LLC, the Fund’s General Partner. Also, please confirm that there has not been a fundamental change in the financial condition of the general partner subsequent to the date of the audited balance sheet. If there has been such a change, please provide an updated balance sheet on an unaudited basis. A balance sheet that is more than six months old will also need to be updated.

SUTHERLAND ASBILL AND BRENNAN LLP

Karen Garnett
August 22, 2008

Response: As discussed with the Staff on August 14, 2008, the Registrant will file a Form 8-K that includes the audited balance sheet of its General Partner, United States Commodity Funds LLC, as of December 31, 2007, as well as an unaudited balance sheet of the General Partner as of May 31, 2008, which will be incorporated by reference in the Registrant’s final prospectus on Form 424(b)(3). To meet this requirement on a going forward basis, the Registrant will include an audited balance sheet of the General Partner as of the end of its most recently completed fiscal year in its annual report on Form 10-K and an unaudited balance sheet of the General Partner as of June 30 of the current year as part of its quarterly report on Form 10-Q for the second quarter of such year.

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We hope that you will find this response satisfactory. If you have questions or further comments regarding this response, please call the undersigned at 202.383.0180.

Sincerely,

/s/ James M. Cain

James M. Cain

Enclosure

cc:	Nicholas D. Gerber W. Thomas Conner, Esq.